Exhibit 99.1

News Release

2013-16

Contact

Dianne VanBeber

Vice President, Investor Relations and Communications

dianne.vanbeber@intelsat.com

+1 202 944 7406

Intelsat Announces Consent Solicitation and Notice of Redemption

Luxembourg, May 13, 2013

Intelsat S.A. (NYSE: I), the world’s leading provider of satellite services, today announced that its subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), has commenced a solicitation of consents from holders of its 8 1/2% Senior Notes due 2019 (the “2019 Jackson Notes”). The record date to determine holders eligible to consent is 5:00 p.m., New York City time, on May 10, 2013. Intelsat Jackson is soliciting consents from the holders of the 2019 Jackson Notes to amend the indenture governing the 2019 Jackson Notes so that Intelsat Jackson and its restricted subsidiaries would be permitted to make certain Restricted Payments (as defined in the indenture) if, after giving effect to such transaction on a pro forma basis, Intelsat Jackson’s Debt to Adjusted EBITDA Ratio (as defined in the indenture) would be less than or equal to 6.0 to 1.0, in each instance of such Restricted Payment, rather than 5.5 to 1.0 (the “Proposed Amendments”). The consent solicitation is subject to the terms and conditions set forth in Intelsat Jackson’s Consent Solicitation Statement, dated May 13, 2013 (the “Consent Solicitation Statement”).

Holders of the 2019 Jackson Notes who validly consent to the Proposed Amendments on or prior to 5:00 p.m., New York City time, on May 20, 2013 (such date and time, as they may be extended, the “Expiration Time”), will be eligible to receive a consent fee of $10.00 per $1,000 principal amount of 2019 Jackson Notes for which consents are received on or prior to the Expiration Time.

In addition, Intelsat S.A. announced that its subsidiary, Intelsat (Luxembourg) S.A. (Intelsat Luxembourg), will issue a notice of redemption pursuant to the indenture governing its 11 1/4% Senior Notes due 2017 (the “2017 Luxembourg Notes”) that it intends to redeem on June 12, 2013, subject to the financing condition described below, all of the remaining outstanding approximately $1.68 billion aggregate principal amount of 2017 Luxembourg Notes for which a notice of redemption has not already been given at a redemption price equal to 105.625% of the principal amount of the notes, plus accrued and unpaid interest thereon to the redemption date. The redemption is conditioned on the completion of one or more debt financings on or prior to the redemption date.

Intelsat Jackson’s acceptance of validly executed, delivered and unrevoked consents and payment of the applicable consent fee with respect to the 2019 Jackson Notes is conditioned upon, among other things, the receipt of the Requisite Consents (as defined below) on or prior to the Expiration Time. If all of the conditions to the consent solicitation are satisfied or waived, Intelsat Jackson will pay the consent fee to each holder of 2019 Jackson Notes who validly consented and did not revoke their consent on or prior to the Expiration Time.

No consent fee with respect to the 2019 Jackson Notes will be paid if the Requisite Consents are not received prior to the Expiration Time or if the consent solicitation is terminated for any reason. Intelsat Jackson reserves the right to terminate, withdraw or amend the consent solicitation at any time and from time to time, as described in the Consent Solicitation Statement.

Upon receipt of consents from holders of at least a majority in aggregate principal amount of the outstanding 2019 Jackson Notes on or prior to the Expiration Time, excluding any 2019 Jackson Notes owned by Intelsat Jackson or any of its affiliates (the “Requisite Consents”), Intelsat Jackson and the trustee under the indenture governing the 2019 Jackson Notes will execute a supplemental indenture giving effect to the Proposed Amendments. Except in certain limited circumstances, consents delivered pursuant to the consent solicitation may not be withdrawn or revoked after execution of the supplemental indenture.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any notes or any other securities of Intelsat, nor shall there be any offer, solicitation or sale of the notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. The consent solicitation is being made solely pursuant to the Consent Solicitation Statement and related materials, copies of which will be delivered to all holders of Notes. The consent solicitation is not being made to, and consents will not be accepted from or on behalf of, holders in any jurisdiction in which the making of the consent solicitation or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Holders are urged to read the Consent Solicitation Statement carefully. Persons with questions regarding the consent solicitations should contact the solicitation agents, Credit Suisse Securities (USA) LLC, at 11 Madison Avenue, New York, NY 10010, Attn: Liability Management Group, at (800) 820-1653 (toll free) or (212) 325-2476 (collect), Barclays Capital Inc. at 745 Seventh Avenue, New York, NY 10019, Attn: Liability Management Group, at (800) 438-3242 (toll free) or (212) 528-7581 (collect) or BofA Merrill Lynch, at 214 North Tryon Street, Charlotte, NC 28255, Attn: Debt Advisory, at (888) 292-0070 (toll free) or (980) 388-1457 (collect). Requests for copies of the Consent Solicitation Statement and the related Consent Letter should be directed to the Tabulation and Information Agent, Global Bondholder Services Corporation, at (866) 804-2200 (toll free) or (212) 430-3774 (collect).

About Intelsat

Intelsat is the leading provider of satellite services worldwide. For over 45 years, Intelsat has been delivering information and entertainment for many of the world’s leading media and network companies, multinational corporations, Internet Service Providers and governmental agencies. Intelsat’s satellite, teleport and fiber infrastructure is unmatched in the industry, setting the standard for transmissions of video, data and voice services. From the globalization of content and the proliferation of HD, to the expansion of cellular networks and broadband access, with Intelsat, advanced communications anywhere in the world are closer, by far.

Intelsat Safe Harbor Statement

Some of the statements in this news release constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. The forward-looking statements made in this release reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Known risks include, among others, the risks included in Intelsat’s final prospectus related to its 5.75% Series A mandatory convertible junior non-voting preferred shares, filed with the U.S. Securities and Exchange Commission (the “SEC”) and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in this news release with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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